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                               January 24, 2022

       Man Chung Chan
       Chief Executive Officer
       Bonanza Goldfields Corp.
       37/F, Singapore Land Tower
       50 Raffles Place
       Singapore 048623

                                                        Re: Bonanza Goldfields
Corp.
                                                            Amendment No. 2 to
Registration Statement on Form 10-12G
                                                            Filed January 7,
2022
                                                            File No. 000-53612

       Dear Mr. Chan:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form 10-12G filed January 7, 2022

       Introductory Comment, page ii

   1. We note your disclosure in response to our prior comment 5. Please include a standalone paragraph with
comparable disclosure addressing the impact of the HFCAA on your business in addition to
the bullet you have included in the Risk Factors summary.
       Howey Analysis, page 5

   2. Please clarify whether the creators of the NFTs can program them for royalties arising from subsequent sales
and, if so, revise your legal analysis accordingly.
   3. It is not clear to us why you are calling the tokens NFTs in light of the fact that the tokens within each series
(i.e., tokens relating to a particular movie or event) appear to be
 Man Chung Chan
Bonanza Goldfields Corp.
January 24, 2022
Page 2
      fungible. Please advise or revise accordingly.
4.    We note the statement that the company does not intend to operate an
exchange    for the
      NFTs. However, the disclosure indicates that you intend to operate a media platform through which NFT holders can sell NFTs. Please either explain to us the basis for this statement or remove it.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.



                                                          Sincerely,
FirstName LastNameMan Chung Chan
                                                          Division of
Corporation Finance
Comapany NameBonanza Goldfields Corp.
                                                          Office of Trade &
Services
January 24, 2022 Page 2
cc:       Jenny Chen-Drake, Esq.
FirstName LastName